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                              August 6, 2020

       Christopher B. Ferguson
       Chief Executive Officer
       Edison Nation, Inc.
       1 West Broad Street, Suite 1004
       Bethlehem, PA 18018

                                                        Re: Edison Nation, Inc.
                                                            Pre-effective
Amendment 2 to Registration Statement on Form S-1
                                                            Filed July 16, 2020
                                                            File No. 333-236401

       Dear Mr. Ferguson:

               We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

       Pre-effective Amendment 2 to Registration Statement on Form S-1 filed July 16, 2020

       Edison Nation Medical Operations, page 11

   1. Please revise to describe in more detail the development of this business over the past three years,
particularly with respect to the strategic decision to wholesale PPE products through an online
portal to hospitals, government agencies, and distributors. See Item
                                                        101(h) of Regulation
S-K.

   2. Please revise to provide investors with a better understanding of the business of Edison
                                                        Medical. For example,
describe its principal products, how it distributes its products, competitive conditions
in the industry, sources of raw materials and it suppliers as well as the material terms of
the arrangements with suppliers. Please also describe the need for government approval of
its products and the effect of existing government regulations on
 Christopher B. Ferguson
Edison Nation, Inc.
August 6, 2020
Page 2
      its business.
3. Please revise to discuss events or trends that are known or reasonably expected to have a material effect on your operations, financial condition, or liquidity. In this regard, we note multiple press releases and other public information as well as a Form 8-K dated April 17,
      2020, each of which relates to your receipt of $10 million of purchase orders and anticipation that the orders will ship during the second fiscal quarter. Please revise to describe those orders in more detail, such as the products ordered, the nature of the customers, whether those orders have shipped, the effect, and the expected effect on your operations and financial condition.
      Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D.
Kruczek, Senior Counsel, at (202) 551-3641 with any questions.



                                                             Sincerely,
FirstName LastNameChristopher B. Ferguson
                                                             Division of
Corporation Finance
Comapany NameEdison Nation, Inc.
                                                             Office of
Manufacturing
August 6, 2020 Page 2
cc:       Joseph M. Lucosky, Esq.
FirstName LastName